                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*



                          Ambassador Apartments, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                  02316A 10 2
        _______________________________________________________________
                                (CUSIP Number)

                              Douglas Crocker II
                      Equity Residential Properties Trust
                     Two North Riverside Plaza, Suite 400
                            Chicago, Illinois 60606
                                (312) 474-1300
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 7, 1997
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
 CUSIP NO. 02316A 10 2               13D                   PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name: ERP Operating Limited Partnership
      S.S. or ID # 36-3894853
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
    NUMBER OF               415,700

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               415,700

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        415,700

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        4.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        PN
------------------------------------------------------------------------------

          This statement amends the Schedule 13D dated August 29, 1997 ("Schedule 13D") filed by ERP Operating Limited Partnership ("ERP"), specifically Item 5. Interest in Securities of the issuer. All other items and information not expressly amended or modified herein remain as set forth in the Schedule 13D.

          Item 5.   Interest in Securities of the Issuer.
                    ------------------------------------

          (a) and (b) To the best knowledge of ERP, there are 10,490,180 shares of Common Stock outstanding./1/ As of the date hereof, the 415,700 shares of Common Stock owned by ERP represent approximately 4.0% of the shares of Common Stock outstanding. ERP, at the direction of its sole general partner, Equity Residential Property Trust, has sole power to vote or to direct the vote of the Common Stock owned by it and the sole power to dispose or to direct the disposition of the Common Stock owned by it.


---------------------
/1/   As of August 11, 1997, as reported by the Issuer in its Form 10-Q for the period ended June 30, 1997.

          (c) and (e) On October 7, 1997, ERP sold 585,000 shares of common stock at $23.5128 per share, representing a sale of 5.58% of the common stock of the issuer.

          (d)         Not Applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

                              ERP OPERATING LIMITED PARTNERSHIP

                              By:  Equity Residential Properties Trust, its
                                    general partner


                              By:  /s/ David J. Neithercut
                                   ------------------------------------------
                                   David J. Neithercut
                                   Executive Vice President,
                                   and Chief Financial Officer

Dated: October 9, 1997